UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34408

Conmed Healthcare Management, Inc.

(Exact name of registrant as specified in its charter)

7250 Parkway Dr.

Suite 400

Hanover, MD 21076

Tel.: (410) 567-5520

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

________________________________

* Pursuant to the Agreement and Plan of Merger, dated as of July 16, 2012, by and among Correct Care Solutions, LLC (the “Parent”), Hanover Merger Sub, Inc., a wholly owned subsidiary of the Parent (“Merger Sub”), and Conmed Healthcare Management, Inc. (the “Company”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation in the merger and as a wholly owned subsidiary of the Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Conmed Healthcare Management, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 10, 2012	By:	/s/ Gerard Boyle
Gerard Boyle
President